[redacted]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

14047284

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Baker, Executive Vice President and CFO (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Armstrong LLP
(Name – *if individual, state last, first, middle name*)

3838 North Central Avenue, Suite 1700	Phoenix	Arizona	85012-1994
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended 12/31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIXIE MILLER
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
April 11, 2016

Signature

Executive Vice President/
Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Planners' Financial Services of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Information

As of December 31, 2013 and 2012 and for the Years then Ended

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

United Planners' Financial Services of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Information

As of December 31, 2013 and 2012 and for the Years then Ended

Table of Contents

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

3838 North Central Avenue
Suite 1700
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)
www.wa-cpas.com

Independent Auditor's Report

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

Report on the Financial Statements

We have audited the accompanying financial statements of United Planners' Financial Services of America, A Limited Partnership, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in partners' capital and cash flows for the years then ended filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Planners' Financial Services of America, A Limited Partnership as of December 31, 2013 and 2012, and the results of its operations, changes in partners' capital and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walker & Armstrong LLP

Phoenix, Arizona
February 26, 2014

United Planners' Financial Services of America, A Limited Partnership
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 7,327,324	$ 4,419,804
Certificates of deposit	-	1,000,000
Commissions receivable	3,488,117	1,999,694
Property and equipment, net	181,147	152,219
Security deposits	100,000	100,000
Other assets	1,097,727	937,630
Total assets	$ 12,194,315	$ 8,609,347
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$ 2,725,899	$ 2,179,362
Accounts payable	220,575	158,697
Other accrued liabilities	2,400,909	278,039
Total liabilities	5,347,383	2,616,098
Partners' Capital		
General Partner	3,482,353	3,230,273
Limited Partners	3,364,579	2,762,976
Total Partners' capital	6,846,932	5,993,249
Total liabilities and Partners' capital	$ 12,194,315	$ 8,609,347

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Income
Years ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissions	$ 69,651,510	$ 61,676,824
Other	2,626,521	1,834,346
Investment	8,588	15,431
Total revenues	72,286,619	63,526,601
Operating Expenses		
Commissions	60,898,336	53,440,957
Employee compensation and benefits	6,323,705	5,978,450
Ticket charges	291,787	354,207
General and administrative	736,969	761,007
Office	746,158	604,303
Rent	254,889	349,974
Advertising and sales	367,582	349,085
Professional services	274,987	221,338
Other	415,493	163,367
Depreciation	47,000	46,190
Total operating expenses	70,356,906	62,268,878
Net income	$ 1,929,713	$ 1,257,723

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Changes in Partners' Capital
Years ended December 31, 2013 and 2012

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2012	$ 3,438,117	$ 2,553,820	$ 5,991,937
Distributions	(800,000)	(456,411)	(1,256,411)
Net income - preferred return	131,906	103,039	234,945
Net income - residual allocation	460,250	562,528	1,022,778
Balance - December 31, 2012	3,230,273	2,762,976	5,993,249
Distributions	(636,000)	(440,030)	(1,076,030)
Net income - preferred return	129,714	114,741	244,455
Net income - residual allocation	758,366	926,892	1,685,258
Balance - December 31, 2013	$ 3,482,353	$ 3,364,579	$ 6,846,932

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Cash Flows
Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Cash received from commissions	$ 68,163,087	$ 61,960,397
Other cash receipts	2,626,521	1,834,346
Interest received	8,588	15,431
Cash paid for commissions	(60,351,799)	(53,333,497)
Cash paid to vendors and employees	(7,309,292)	(10,794,963)
Net cash provided by (used for) operating activities	3,137,105	(318,286)
Cash flows from investing activities:		
Purchases of property and equipment	(75,928)	(38,494)
Sale of certificates of deposit	1,000,000	250,000
Loans issued to representatives	(150,167)	(40,000)
Payments received on notes to representatives	72,540	47,212
Net cash provided by investing activities	846,445	218,718
Cash flows from financing activities:		
Partners' capital distributions	(1,076,030)	(1,256,411)
Net cash used for financing activities	(1,076,030)	(1,256,411)
Net increase (decrease) in cash and cash equivalents	2,907,520	(1,355,979)
Cash and cash equivalents - beginning of year	4,419,804	5,775,783
Cash and cash equivalents - end of year	$ 7,327,324	$ 4,419,804

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Cash Flows - Continued
Years ended December 31, 2013 and 2012

	2013	2012
Reconciliation of net income to net cash provided by (used for) operating activities:		
Net income	$ 1,929,713	$ 1,257,723
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	47,000	46,190
Changes in assets and liabilities:		
(Increase) decrease in commissions receivable	(1,488,423)	283,573
Increase in other assets	(82,470)	(100,673)
Increase in commissions payable	546,537	107,460
Increase in accounts payable	61,878	4,247
Increase (decrease) in other accrued liabilities	2,122,870	(1,916,806)
Net cash provided by (used for) operating activities	$ 3,137,105	$ (318,286)

The accompanying notes are an integral
part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners are participating brokers who are also independent contractors of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Certificates of Deposit

Certificates of deposit are reported at amortized cost and have contractual maturities ranging from six to eighteen months.

Concentration of Credit Risk

As of December 31, 2013, $250,000 of the Partnership's bank balances were insured by Federal Deposit Insurance, and $7,118,320 was uninsured consisting of cash of $3,420,578 and money market accounts of $3,697,742.

As of December 31, 2012, $2,794,737 of the Partnership's bank balances, including $1,000,000 in certificates of deposit, was insured by Federal Deposit Insurance while $2,715,956 held in money market accounts was uninsured.

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments

The carrying amount of certificates of deposit, commissions receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Security Deposits

Security deposits represent a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Other Assets

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. As of December 31, 2013 and 2012, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Note 2 – Summary of Significant Accounting Policies - Continued

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commissions and Income from Principal Transactions

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2013, no uncertain tax positions have been identified and accordingly, no provision has been made. Tax years 2010 through 2012 remain subject to examination by major tax jurisdictions.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the years ended December 31, 2013 and 2012 were $220,294 and $176,744, respectively.

Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

Note 2 – Summary of Significant Accounting Policies - Continued

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the years ended December 31, 2013 and 2012, the Preferred Return was $244,455 and $234,945, respectively.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Fair Value Measurements

Financial accounting standards define fair value and establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

Note 3 – Fair Value Measurements - Continued

- *Level 1* - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- *Level 2* - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- *Level 3* - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2013 and 2012, the Partnerships' assets and liabilities measured at fair value on a recurring basis consist of the following:

	December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Money market accounts	$ -	$ 3,697,742	$ -	$ 3,697,742
Total	$ -	$ 3,697,742	$ -	$ 3,697,742

	December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Money market accounts	$ -	$ 2,715,956	$ -	$ 2,715,956
Total	$ -	$ 2,715,956	$ -	$ 2,715,956

During 2013 and 2012, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 4 – Property and Equipment

Property and equipment as of December 31, 2013 and 2012, are as follows:

	2013	2012
Equipment	$ 326,117	$ 290,490
Leasehold improvements	32,944	32,944
Furniture	301,812	301,380
Computer software	31,210	19,779
Total	692,083	644,593
Less accumulated depreciation	510,936	492,374
Property and equipment, net	$ 181,147	$ 152,219

Note 5 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2013 and 2012, the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for December 31, 2013 and 2012 was $134,587 and $176,025, respectively.

Note 6 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

As of December 31, 2013 and 2012, the Partnership had regulatory net capital of $5,283,817 and $4,648,625, which was $4,927,325 and $4,474,218 in excess of its required net capital of $356,492 and $174,407, respectively. As of December 31, 2013 and 2012, the Partnership's aggregate indebtedness was 1.01 and 0.56 times its net capital, respectively.

Note 7 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 8 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain employee benefits and technology use charges totaling $213,875 and $204,375 for the years ended December 31, 2013 and 2012, respectively, which are reported as a component of operating expenses.

Note 9 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the probability of losses, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Note 10 – Financial Instruments with Off-Balance Sheet Risk - Continued

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 11 – Commitments

The Partnership leases its office space under an operating lease agreement expiring on October 31, 2018. The Partnership's rent expense was $254,164 and $349,234 for the years ended December 31, 2013 and 2012, respectively, under this agreement.

The following are future minimum lease payments on its noncancelable operating lease:

Years ending December 31,	Amount
2014	$ 218,287
2015	222,793
2016	227,298
2017	231,804
2018	192,607
Total	$ 1,092,789

Note 12 – Subsequent Events

Management has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued. No events or transactions occurred after year-end that require additional disclosure or adjustment to the financial statements.

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Supplemental Schedule of Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
Year ended December 31, 2013

Net Capital:	
Total partners' capital qualified for net capital	$ 6,846,932
Deductions - nonallowable assets:	
Property and equipment, net	181,147
Other nonadmitted assets	1,250,780
Total deductions	1,431,927
Net capital before haircuts	5,415,005
Less haircuts:	
Haircuts	73,967
Deduction under Rule 3020	57,221
Total haircuts	131,188
Net Capital	$ 5,283,817
Aggregate indebtedness	$ 5,347,383
Minimum capital required	$ 356,492
Net capital in excess of minimum capital required	$ 4,927,325
Ratio of aggregate indebtedness to net capital	1.01 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's FOCUS report, Part IIA, Form X17a-5 as of December 31, 2013.

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

3838 North Central Avenue
Suite 1700
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)

www.wa-cpas.com

Independent Auditor's Report on Internal Control

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walker & Armstrong LLP

Phoenix, Arizona
February 26, 2014